17006230

SECURIT ...

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-69237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huron Transaction Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Van Buren Street; Suite 1700
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Frankel (312) 583-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm, LLC
(Name – *if individual, state last, first, middle name*)

1415 East State Street; Suite 608	Rockford	IL	61104
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huron Transaction Advisory, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BEATRIZ M OLIVERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/03/17

Signature

Managing Director
Title

Beatriz M. Olivera
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **(Statement of Cash Flows)**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Huron Transaction Advisory, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Huron Transaction Advisory, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Huron Transaction Advisory, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huron Transaction Advisory, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of Huron Transaction Advisory, LLC's financial statements. The supplemental information is the responsibility of Huron Transaction Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Huron Transaction Advisory, LLC
Statement of Financial Condition
As of December 31, 2016

		2016
ASSETS		
Current assets:		
Cash	$	1,984,820
Client receivables, net		385,255
Prepaid expenses and other current assets		234,603
Total current assets		2,604,678
Other long-term assets		21,333
Total assets	$	2,626,011
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable - trade	$	1,396
Accounts payable - affiliates		723,721
Accrued payroll and related liabilities		925,299
Unearned revenue		7,838
Total current liabilities		1,658,254
Members' equity		
Additional paid-in capital		285,816
Retained earnings		681,941
Total members' equity		967,757
Total liabilities and members' equity	$	2,626,011

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Income
For the Year Ended December 31, 2016

		2016
Revenues and reimbursable expenses:		
Revenues	$	6,878,489
Reimbursable expenses		43,793
Total revenues and reimbursable expenses		6,922,282
Direct costs and reimbursable expenses:		
Direct costs		3,111,227
Reimbursable expenses		43,793
Total direct costs and reimbursable expenses		3,155,020
Operating expenses:		
Insurance		134,981
Promotion and marketing		201,397
Consulting		62,581
Certifications and training		2,279
Regulatory filing fees		27,377
Accounting and legal fees		7,383
Miscellaneous		41,984
Total operating expenses		477,982
Operating income	$	3,289,280

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Change in Members' Equity
For the Year Ended December 31, 2016

	Additional Paid-In Capital	Retained Earnings	Total Members' Equity
Balance at December 31, 2015	$ 285,816	$ 4,337,661	$ 4,623,477
Net income	—	3,289,280	3,289,280
Dividends paid	—	(6,945,000)	(6,945,000)
Balance at December 31, 2016	$ 285,816	$ 681,941	$ 967,757

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Change in Members' Equity
For the Year Ended December 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,289,280
Allowances for doubtful accounts and unbilled services		(39,198)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in client receivables, net		(305,538)
Increase in other assets		(185,936)
Decrease in accounts payable - trade		(14,050)
Increase in accounts payable - affiliate		609,448
Increase in accrued payroll and related liabilities		925,299
Decrease in uneamed revenue		(82,400)
Net cash provided by operating activities		4,196,905
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(6,945,000)
Net cash used in financing activities		(6,945,000)
Net decrease in cash and cash equivalents		(2,748,095)
Cash and cash equivalents, beginning of year		4,732,915
Cash and cash equivalents, end of year	$	1,984,820

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Huron Transaction Advisory, LLC (the "Firm") is a Delaware Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides essential corporate finance and investment banking services to middle-market companies wishing to explore opportunities that require additional capital, targeted acquisition or divestiture strategies, or smart restructuring or recapitalization solutions.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

Financial Statement Presentation

The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and the standards of the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Unbilled Services

Management believes that, based on industry practice and collection history, the unbilled services balance at December 31, 2016 was not collectable in full, and accordingly, an allowance for doubtful accounts of $11,378 has been recorded.

Unearned Revenue

Unearned revenues received are retainers from clients as of December 31, 2016.

Income Taxes

Since the Firm is a limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Firm's net income or loss is reported on the single-member's income tax return. Accordingly, no provision is made for income taxes in the financial statements.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Firm's financial condition, results of operations or cash flows. Accordingly, the Firm has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2016.

Revenue Recognition

Revenues represent succession for transactions and net fees charged to customers on a transaction. Reimbursable expenses are costs incurred in providing services to the customers of the Firm.

NOTE 2 - Allowance for Doubtful Accounts

Accounts receivable are presented on the balance sheet net of estimated uncollectible amounts. The Firm records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Firm recorded an allowance for doubtful accounts of $11,378 as of December 31, 2016.

NOTE 3 - Fair Value of Financial Instruments

The Firm's financial instruments are cash, unbilled services and accounts payable for which recorded values approximate fair values based on their short-term nature.

NOTE 4 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $110,606 at December 31, 2016, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2016, the Firm had net capital of $326,566, which was $215,960 in excess of its required net capital of $110,606. The Firm's ratio of aggregated indebtedness to net capital was 5.08 to 1 at December 31, 2016.

NOTE 5 - Expense Agreement

The Firm has an expense agreement with two affiliates, Huron Consulting Services, LLC and Huron Consulting Group Inc. (collectively, the "Affiliates") whereby the Firm makes use of a portion of the Affiliates' office and support personnel which does not cause the affiliate to incur significant, if any, additional costs and expenses. The Affiliates have adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to the Affiliates, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm get funded by the Affiliates, yet these costs do get recorded to the Statement of Operations of the Firm along with a related payable to Affiliates. The payable to Affiliates balance as of December 31, 2016 was $723,721.

NOTE 6 - Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through one bank account. The Firm promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2016, had no amounts or securities due to the account from unsettled trades. The amount of cash in the bank account was $1,984,820 at December 31, 2016.

NOTE 7 - Concentration of Credit Risk

Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2016, there was $1,984,820 held at one financial institution exceeding FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash and investment accounts.

NOTE 8 - Commitments and Contingencies

The Firm's management has indicated that there are no commitments or guarantees against the assets of the Firm. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 9 - Advertising Costs

The Firm's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended December 31, 2016, was $53,156.

NOTE 10 - Major Customers

Revenues from an institutional client in excess of 10 percent of total revenues and reimbursable expenses income is as follows:

Customer 1 - $4,485,229

Customer 2 - $700,000

NOTE 11 - Subsequent Events

The Firm's management has evaluated subsequent events through February 8, 2017, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Huron Transaction Advisory, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Computation of Net Capital		**2016**
Total members' equity qualified for net capital		967,757
Less non-allowable assets:		
Client receivables, net		385,255
Prepaid expenses		234,603
Other long-term assets		21,333
Net capital	$	326,566
Net capital requirement		110,606
Excess net capital	$	215,960
Net capital less 10% of aggregate indebtedness	$	160,741
Computation of Aggregate Indebtedness		
Aggregate indebtedness		1,658,254
Ratio: Aggregate indebtedness to net capital		5.08

NOTE: There are no material differences between the preceding computation and the Firm's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

Huron Transaction Advisory, LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

Huron Transaction Advisory, LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

Report of Independent Registered Public Accounting Firm

To the Members
of Huron Transaction Advisory, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Huron Transaction Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huron Transaction Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (2) Huron Transaction Advisory, LLC stated that Huron Transaction Advisory, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huron Transaction Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huron Transaction Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Huron Transaction Advisory, LLC
550 W. Van Buren Street
Chicago, Illinois 60607

Huron Transaction Advisory, LLC's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Huron Transaction Advisory, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Huron Transaction Advisory, LLC

I, Geoffrey Frankel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

February 8, 2017

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS
STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Huron Transaction Advisory, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Huron Transaction Advisory, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Huron Transaction Advisory, LLC's compliance with the applicable instructions of Form SIPC-7. Huron Transaction Advisory, LLC's management is responsible for Huron Transaction Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement in the general ledger and to copies of disbursed checks, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 to Form X-17A-5 and Huron Transaction Advisory, LLC's Statement of Operations, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Huron Transaction Advisory, LLC

Annual Audit Report
For the Year Ended
December 31, 2016

Huron Transaction Advisory, LLC
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